
NasaClip

INVEST IN **NASACLIP**

ER doctor & mom designed solution to nosebleeds: a $5B market

nasaclip.com Baltimore, MD

Highlights

1. Customers include Disney, Doctors on Duty, Adventist Health & University of Maryland Medical System
2. Backed by top-tier VCs: Blue Cross Blue Shield MA, Conscious Venture Lab, Portfolia, The Impact Seat
3. Awarded National Science Foundation Innovation Research Phase I grant funding ($256K value)
4. 5 patents granted & 2 pending; FDA-registered, Class I 510(k)-exempt device
5. CNBC, MSNBC, ABC Good Morning, iHeartRadio & Ebony features
6. Led by top physicians and execs from Duke, Dartmouth, Oatly, Cardinal Health, and Johnson & Johnson
7. Launching Amazon D2C channel in Q4 24 to reach 200M Americans who suffer from nosebleeds
8. Pioneering a massive $5B market for nosebleed care & $43B drug-delivery platform market

Featured Investors

TEDCO **TEDCO** Follow

TEDCO provides funding, resources and connections that early-stage technology and life sciences companies need to thrive in Maryland.
tedcomd.com

Jean-Luc Park, Senior Director of Social Impact Funds
“TEDCO is proud to be investing in innovative products, like NasaClip. Dr. Clayborne saw a gap in patient care and took initiative, designing a device that could help ease the discomfort and expenses that come with traditional treatment of a nosebleed, but also relieve the burden and pressure on emergency departments. We are excited to be a part of the business’ journey”



Charlotte Jones Burton, MD, MS Follow Invested $350,000
Syndicate Lead

Dr. Charlotte Jones-Burton is a physician scientist and seasoned biopharma executive with over 20 years of experience in drug development, dedicated to advancing precision medicines for serious diseases and fostering healthier communities.

“We are excited not just about NasaClip for nosebleeds but using the technology as a drug delivery platform, we believe in NasaClip's potential for a very large exit. Nasaclip is a versatile device designed to provide relief from nosebleeds for both children and adults. As a safe, effective, and convenient solution, Nasaclip offers a welcome alternative to traditional methods that can be uncomfortable, time-consuming and ineffective. Created by an ER physician mom, Nasaclip's innovative design is based on years of experience treating patients of all ages. The device's simple application and gentle pressure make it suitable for individuals of all ages, from young children to adults. Whether you're dealing with frequent nosebleeds or occasional flare-ups, Nasaclip can help to stop bleeding quickly and effectively. Its hands-free design allows for easy use, even in stressful situations. Beyond its practical benefits, Nasaclip has the potential to become a game-changer in the healthcare market. The founder's impressive background in medicine and her deep understanding of the issue make her a formidable entrepreneur. Her ability to identify a pressing need and develop a solution that meets that need is a rare and valuable skill. In conclusion, Nasaclip is a product that offers relief from nosebleeds for individuals of all ages. Its innovative design, user-friendliness, and effectiveness make it a compelling choice for those seeking a safe and efficient solution. The founder's brilliance and the vast potential of the market make Nasaclip a promising investment opportunity.”



Cheryl Conte Follow

Cheryl Conte is Chief Executive Officer at The Impact Seat Foundation, which is working to create a world in which women can succeed as business leaders. Cheryl is the Amazon bestselling author of Mechanical Bull: How You Can Achieve Startup Success.

“NasaClip is a groundbreaking solution in the wellness and nasal care space, with its patented non-invasive technology that addresses widespread nosebleed issues competing in a market that has long been dominated by over-the-counter solutions with limited effectiveness, NasaClip stands apart as a scientifically advanced yet easy-to-use device. The team behind NasaClip brings over 150 years of combined expertise in medical device innovation, boasting multiple successful launches and patents. Their dedication to solving a critical health concern for millions gives us confidence in NasaClip's vast potential. As an investor, I believe NasaClip has the capability to disrupt the five billion-dollar nasal care market and redefine how we approach common nosebleeds for ER doctors, school nurses, pediatricians, parents, coaches, and more. This is a product poised for exponential growth, and it's only a matter of time before it becomes a household name.”

Other investors include Portfolia, Conscious Venture Lab, Blue Cross Blue Shield of Massachusetts

Our Team



Dr. Elizabeth Clayborne Co-Founder & CEO

ER doctor & healthtech innovator. 20K+ patients treated. Adjunct Assistant Professor at U of Maryland. National Inst of Health Fellow. Duke BA, Medical Ethics. Case Western MA, Bioethics and MD, Medicine. George Washington U. Emergency Medicine Residency.



Romil Patel Co-Founder & CFO

GTM expert. Led strategy for $200M in loan origination at fintech. Ex-Chief of Staff at Bridgeton ($2B transaction volume). Grew sales from $5M-$12M at RipVan. George Washington U. BS, Biomedical Engineering. Dartmouth College MS, Engineering Management.



Dr. Neal Sikka Co-Founder

ER doctor & serial entrepreneur. Director of Innovative Practice & Professor at GW Medical. American College of Emergency Physicians fellow. Advisor for medical device and digital health startups. U. of Illinois BS, Biochem. Washington U. MD, Medicine.



Mike Russell Head of Sales

Medical sales leader. Built/launched 8 early stage teams and scaled products from $0 in sales to exits valued at $1B+ and $600M current estimated sales run rates. North Carolina State U., BA, Business Management.



Kris Smith Purnell Head of Operations

Supply chain whiz. Led procurement strategies & directed complex supply chains at top CPG companies Oatly, Sugarbreak, EVBox, Ballet Jewels, KerryBox. Managed multi-million-dollar freight expenditures for major NYC teaching hospitals at Cardinal Health.



Betsy Bluestone Advisor, Consumer

CPG expert. P&G Ventures Managing Director. Former sales & marketing leader at P&G. Expertise across channels, geographies, billion-dollar brands, startups, and M&S. Seasoned early-stage health-tech board member, advisor, & strategic consultant.



David Giarracco Advisor, Commercial

Medtech mogul. CEO Noninvasix. Drove years of double-digit revenue growth as VP at Medtronic. Implemented market development function for $750M global solutions portfolio as VP Pre Hospital Sales at Covidien. Johns Hopkins BS & MA, Biomedical Engineering.



Maurice Reid Lead Investor, Board Member

Physician & entrepreneur. CEO Reid Capital Investments & Chesapeake Telemedicine. Founder & scaled ExpressCare Urgent Care Centers to 40+ locations in 4 states; acquired by LifeBridge Health. Howard University BS, Chemistry. U. of Maryland MD, Medicine.

Pitch

WHY NASACLIP?


NasaClip
Because stopping nosebleeds should be a no-brainer

NasaClip is the "Band-Aid" for nosebleeds, driving innovation in a $5B market with a doctor-designed, hands-free solution to an incredibly disruptive and common problem—affecting 60% of the population and leading to over 500,000 ER visits each year.

Designed and led by ER physician Dr. Elizabeth Clayborne along with experts and top executives from Duke, Dartmouth, Oatly, and Johnson & Johnson, our early traction shows growing demand for a fast, safe, and easy treatment for nosebleeds in both medical and consumer sectors.

Backed by notable investors including Blue Cross Blue Shield Massachusetts, TEDCO, Portfolia, Women of Color in Pharma, and The Impact Seat, as well as funding from the National Science Foundation, NasaClip is on track to becoming a must-have in hospitals, homes, and first aid kits everywhere, reducing the stress of nosebleeds and improving quality of life for millions.

WE HAVE FDA REGISTRATION AND ARE ALREADY HELPING THOUSANDS OF PATIENTS AND CARETAKERS

300

CUSTOMER LOCATIONS

$1.7M

PIPELINE VALUE

FDA REGISTERED

CLASS I 510(K)-EXEMPT

MILLIONS SUFFER FROM THE STRESS AND MESS OF NOSEBLEEDS

Nosebleeds are extremely common, yet stressful and often mismanaged.

Nosebleeds can happen at any time - at school, during dinner, aboard a plane, while playing sports, or at work. Children aged 2-10 and older adults 55-80 on blood thinner medications are particularly susceptible.


60%
OF PEOPLE WILL
EXPERIENCE A NOSEBLEED
IN THEIR LIFETIME


42 MILLION
HOUSEHOLDS SUFFER
FROM RECURRENT
NOSEBLEEDS

Most people don't know how to properly treat a nosebleed and they turn to ineffective fixes such as tissues, gauze, or pinching the nose in the wrong place.


DID YOU KNOW THAT YOU'RE
SUPPOSED TO LEAN YOUR HEAD
FORWARD INSTEAD OF
BACK TO TREAT A NOSEBLEED?

These methods rarely work and can lead to more mess and aggravation, eventually ending with a time-consuming and costly trip to the ER.


500,000 AMERICAS VISIT THE EMERGENCY ROOM ANNUALLY FOR NOSEBLEEDS
$1200 AVERAGE COST OF AN ER VISIT
2-4 HOURS AVERAGE WAIT TIME AT THE ER

Once at the ER, healthcare professionals lack a quick and easy way to treat nosebleeds, further compounding the stress and chaos caused by this simple injury.

Effective nosebleed care is often out of reach where it's needed most, and many people live in fear of not being able to stop the bleeding quickly and discreetly.

An easily treatable issue can quickly become a debilitating problem, disrupting daily life and causing unnecessary anxiety.

A HANDS-FREE, MESS-FREE DEVICE THAT STOPS NOSEBLEEDS FAST

Introducing NasaClip.

We're pioneering the $5B nosebleed care market with a hands-free, fast-acting device that anyone can use, wherever they are.

Unlike rough tissues and bulky gauze, NasaClip combines comfortable, perfectly placed pressure with sponges that can deliver medications to stop bleeding quickly and cleanly. No stress, no mess—just fast relief.


HANDS-FREE
MESS-FREE
KID FRIENDLY
NO DOCTOR NEEDED
FAST ACTING
COMFORTABLE
CONVENIENT
FDA REGISTERED
TRUSTED BY ER DOCTORS
NasaClip
FDA
FDA REGISTERD

NasaClip goes beyond convenience—it's a proven, ER doctor-designed device that brings medical-grade care for all ages to everyday situations, for everyone involved.

Whether at home, in the ER, or on the go, NasaClip provides quick and effective relief, taking the guesswork out of stopping nosebleeds.



WE'RE THE ONLY ADJUSTABLE NOSEBLEED DEVICE WITH SPONGES THAT CAN BE MEDICATED



		Nose Aid®	Nampons™	Rapid Rhino™
	Consumer + Medical	Consumer Market		Medical
Hands Free Compression	✓	✓		✓
Pre-Medicated Nasal Sponges	✓			
Adult & Child Sizes	✓		✓	
No Doctor Needed	✓	✓	✓	

CAPTURING A $5B OPPORTUNITY ACROSS B2B AND B2C

Nosebleed treatments are a $5B market

$2.4B
Medical market

$2.6B
Consumer market



Hospitals, Clinics & Urgent Care
Sports Medicine & Schools
Parents & Caregivers

NasaClip's multi-patented, unique design and widespread applicability position us to capture a significant share of this massive market.

On the medical side, our serviceable market includes 400,000 public and private hospital sites, long term care centers, schools, and sports stadiums. On the consumer side, our serviceable market includes 190,000 pharmacies and convenience stores, in addition to direct-to-consumer sales to millions of Americans via Amazon and our Shopify-powered ecommerce store.

WE'RE GROWING FAST AND HAVE HUGE NAMES ON BOARD

With over $100K in revenue, 300 locations, and a $1.7M sales pipeline within months of our soft launch, we're gaining traction in medical and B2B accounts.


QOQ SALES & CLIPS SOLD
$32,422
$26,671
$18,895
$3,554
MERCY URGENT CARE
Adventist Health
DOCTORS ON DUTY
SourceMark
UMMC
2,164
1,624
1,054
114
Q4, 2023A
Q1, 2024A
Q2, 2024A
Q3, 2024E
Total Clips
Total Sales
B2B Sales
DTC Sales

Target B2B accounts and examples of organizations who could benefit from our fast and effective nosebleed care include Mount Sinai, Atrium Health, JetBlue, Delta, and the Miami Dolphins, in addition to wholesale to pharmacy chains and other retail outlets.


TARGET B2B ACCOUNTS
ERs
Advocate Health Care
Atrium Health
Mercy
Mount Sinai
MedStar Health
MAYO CLINIC
UCCs
Tenet Health
nextlevel
FASTMED URGENT CARE
Atrium Health URGENT CARE
CARILION CLINIC
KAISER PERMANENTE
Stormont Vail EVENTS CENTER
Travel
DELTA
RoyalCaribbean
jetBlue
UNITED
Carnival
Event
the Y
Orioles

By the end of 2024, we will expand our reach on leading ecommerce platforms like Amazon and Shopify, as well as a retail launch anticipated in 2025.


2024 GO-TO-MARKET STRATEGY
Hospital ERs, Urgent Care & Speciality Clinics
01
B2B Medical - Traditional
Build Case Studies (DMV Area)
Stock, Ship, & Bill
Sell Via Distributor & Direct Sales Peps
4-6 Month Sales Cycle
02
School/Sports, Travel & Event Medicine
B2B Medical - Alternative
Build Case Studies (DMV Area)
Direct Ship & Bill
Sales Via E-commerce & Direct Direct Sales Rep
4-6 Month Sales Cycle
03
Nosebleeders & Caregivers
Direct To Consumer
Launch Shopify & Amazon sites
Direct Ship & Bill
Test Paid Media Channels For Demand Gen.
Higher Net Margin Contribution

TRUSTED BY ER DOCTORS AND LOVED BY PARENTS, COACHES, AND TEACHERS



SARA LEDTERMAN
Mom & Coach

★★★★★

I'm a mom of a teen who plays sports and I'm also a soccer coach. My son constantly gets nosebleeds and it's been a struggle, especially at night. Nasaclip has been a huge for him! It's hands free and is way less messy. As a coach, these are perfect for my team bag, because getting a soccer ball to the face is not uncommon! Every mom and coach needs these. They're also great for littles who won't hold Kleenex or sit still until it stops bleeding. What an awesome product

SD

SHANTERIA DIXON
Medical Director, SPC Health

★★★★★

NasaClip has been revolutionary in its ability to provide a comfortable, convenient and cost efficient manner to approach nose bleeds. Patients can avoid Emergency Department visits by initiating treatment at home. We can also prevent "bounce back" ED visits for patients who have already been see in the ED since they can take a NasaClip home with them of the nose bleed reoccurs. I suspect this product will soon be the go to product at schools and all athletic team events.

THE PRESS RAVES ABOUT US

MSNBC | GOOD MORNING AMERICA | CNBC

iHeart RADIO | THE BALTIMORE SUN | EBONY


Women funding women-led start-ups
Share
Nasdaq
3:26A
PACIFIC
WOMEN FUNDING WOMEN-LED START-UPS
Watch on YouTube

LED BY TOP PHYSICIANS AND EXECUTIVES FROM JOHNSON & JOHNSON, DUKE, & DARTMOUTH



Dr. Elizabeth Clayborne
Co-Founder & CEO



Romil Patel
Co-Founder & CFO



Dr. Neal Sikka
Co-Founder



Michael Russell
Head of Sales



Kris Smith Purnell
Head of Operations

Duke University

Dartmouth

The George Washington University, Washington, DC

University of Maryland Medical System

CardinalHealth

Ethicon — Johnson & Johnson Surgical Technologies

The Original Oatly!

Sugarbreak

EVBox

NasaClip is led by Dr. Elizabeth Clayborne, a practicing ER physician with firsthand experience treating countless nosebleeds and 20K+ patients during her 10+ year tenure, as well as Romil Patel, a seasoned B2B and consumer go-to-market expert. Together, with a team of experts from Johnson & Johnson, Cardinal Health, and Oatly, we've built NasaClip into a market-ready solution with both medical validation and consumer appeal.

HIGH MARGINS AND RECURRING REVENUE FROM REFILL KITS & SINGLE-USE DEVICES

Sales are driven by single use, reusable kits, and refill packs. With margins averaging 75% and recurring revenue from restocking, we've established a strong foundation for long-term growth and profitability.



NasaClip
Product Line
Single Use
Reuse + Refill
Product Format
(Adult & Ped sizes)
10-pack
20-pack
Reusable Kit
Foam Refill Pack
Channel
Direct Dist. Direct Dist. Our Site Amazon Our Site Amazon
List Price
$170.00 $86.50 $330.00 $175.00 $27.99 $27.99 $22.49 $22.49
Product COGs
$41.63 $41.63 $76.51 $76.51 $7.09 $7.09 $4.67 $4.67
Product Margin
76% 52% 77% 56% 75% 75% 79% 79%
*COGS production run @ 10,000 units

ON TRACK TO $10M BY 2028

REVENUE PROJECTIONS



$10.15M
$6.46
$3.16M
$1.14M
$251K
2024
2025
2026
2027
2028
B2B MEDICAL
E-COMMERCE
B2B RETAIL

*Future projections cannot be guaranteed.

BEYOND NOSEBLEED CARE - AN INNOVATIVE DRUG DELIVERY PLATFORM FOR A $43B MARKET



2023

CLASS I DEVICE

- 2023 Soft Launch
- Non-Medicated Device
- 510(k) Exempt



2024

CLASS II DEVICE

- 2025 Soft Launch
- Convenience Kit:
- Nasaclip+Oxymetazoline



SERIES A

INTRANASAL DRUG DELIVERY PLATFORM

Partner With Drug Manufacturers to Co-pack intranasal medications

01. Vasoconstrictive Class

- Oxymetazoline (Afrin)

03. Hemostatic Class

- Epinephrine (Adrenalin)
- Phenylephrine (Sinex-Nasal)
- Tranexamic Acid (TXA)

02. Seizure Class

- Midazolam (Versed)
- Diazepam (Valium)



04. Allergy (Cold) Class

- Fluticasone Propionate (Flonase)
- Triamcinolone Acetonide (Nasacort)
- Azelastine (Astepro)

Other Rx Classes

5. Analgesic (Pain) Rx
6. Opioid Reversal (Narcan)
7. Migraine Rx
8. Anxiety Rx
9. Vaccines
10. Etc.

$43B drug delivery platform market


NasaClip

NasaClip's device has clinical applications beyond nosebleed care. We've received National Science Foundation (NSF) Small Business Innovation Research Programs (SBIR) Phase I grant funding, and we are pursuing additional funding from the National Institute of Health to research the development of a novel intranasal drug delivery platform leveraging our device.

Early indicators of success mean we are now pursuing the next stage of SBIR funding to further develop this platform for use with drugs such as Naloxone, benzodiazepines, analgesic medication, and migraine medication - serving an even broader $43B market.

STRONG EXIT POTENTIAL BY LEADING HEALTHCARE AND CONSUMER BRANDS

We believe NasaClip offers significant exit potential across multiple sectors. As a first-of-its-kind, physician-designed device for nosebleed management, it is an attractive acquisition target for consumer device manufacturers, medical distributors, drug delivery companies, and retail chains.

Strategic partners in healthcare, retail, or MedTech could leverage our strong IP portfolio and growing market presence to expand their product lines, enhance their offerings, and capture a share of this market which lacks effective and convenient solutions.

1. Consumer Device/Pharma Manufacturers

P&G | J&J | kenvue | BAYER

2. Medical Distributors

CardinalHealth | MCKESSON

3. Drug Delivery/ENT Device Manufacturers

FREUDENBERG INNOVATING TOGETHER | Aptar

4. Retail Chain

CVS caremark | Walmart | TARGET

JOIN US IN BRINGING PREMIER NOSEBLEED CARE TO THE MASS MARKET


NasaClip
Hands-Free

NasaClip is a no-brainer for millions of hospitals, schools, and homes.

Venture investors including The Blue Cross Blue Shield of Massachusetts, Portfolia, and Conscious Venture Lab have invested and now, we're inviting our patients, day-one supporters, future users, and community to invest on the same terms so we can bring NasaClip to the mass market.

Just as Band-Aid is the go-to brand for wound care, NasaClip is poised to become the trusted name for nosebleed management in every hospital, first aid kit, and medicine cabinet worldwide. Join us in building the doctor's choice for nosebleed care—an iconic brand loved by caregivers and parents everywhere.

Invest in NasaClip today.

EARN PERKS WHEN YOU INVEST

$250
1 Reusable NasaClip Kit

$5,000
Donate a 20 Pack or 2x 10 Packs to an Organization of Your Choice

$25,000
Lunch or Dinner with Dr. Liz (travel & accommodation not included)

INVEST IN NasaClip


NasaClip